UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)




                                    IPI, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    449805100
                                 (CUSIP Number)


                                   DAVID ENGEL
                             15155 TECHNOLOGY DRIVE
                             EDEN PRAIRIE, MN 55344
                                 (612) 975-6200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 20, 1997
                      (Date of Event Which Requires Filing
                               of This Statement)










                       (Cover page continued on next page)


                                Page 1 of 5 Pages




                                  SCHEDULE 13G

CUSIP No.  449805100                                   PAGE _2_   OF   _5_ PAGES


1        NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSON

         Jacobs Industries, Inc. ("JII")


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|


3        SEC USE ONLY



4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota


                                5      SOLE VOTING POWER
           NUMBER OF
            SHARES                     3,217,000 shares
         BENEFICIALLY
           OWNED BY             6      SHARED VOTING POWER
             EACH
           REPORTING                   -0- shares
            PERSON
             WITH               7      SOLE DISPOSITIVE POWER

                                       1,608,500 shares

                                8      SHARED DISPOSITIVE POWER

                                       1,687,772 shares



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,296,272 shares         (JII disclaims current beneficial ownership
                                  of 79,272 of such shares - see item 4 below)


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* |_|


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         69.6%


12       TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages



ITEM 1(a).   NAME OF ISSUER.

             IPI, INC.


ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             15155 TECHNOLOGY DRIVE
             EDEN PRAIRIE, MN  55344


ITEM 2(a).   NAME OF PERSON FILING.

             JACOBS INDUSTRIES, INC.


ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             100 SOUTH FIFTH STREET
             SUITE 2500
             MINNEAPOLIS, MN 55402



ITEM 2(c).   CITIZENSHIP.

             INCORPORATED IN MINNESOTA


ITEM 2(d).   TITLE OF CLASS OF SECURITIES.

             COMMON STOCK, PAR VALUE $.01 PER SHARE


ITEM 2(e).   CUSIP NO.

             449805100


                                Page 3 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

[ ]   (a)    Broker or Dealer registered under Section 15 of the Act;

[ ]   (b)    Bank as defined in Section 3(a)(6) of the Act;

[ ]   (c)    Insurance Company as defined in Section 3(a)(19) of the
             Act;

[ ]   (d)    Investment Company registered under Section 8 of the
             Investment Company Act;

[ ]   (e)    Investment Adviser registered under Section 203 of the
             Investment Advisers Act of 1940;

[ ]   (f)    Employee Benefit Plan, Pension Fund which is subject to
             the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

[ ]   (g)    Parent Holding Company, in accordance with Rule 13d-
             1(b)(ii)(G) (Note:  See Item 7); or

[ ]   (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not Applicable.


ITEM 4.      OWNERSHIP.

(a)   Amount Beneficially Owned (1)(2):                         3,296,272 shares

(b)   Percent of Class (based on 4,734,087 shares outstanding)
      (1):                                                           69.6%

(c)   Number of shares as to which such person has:

      (i)  Sole power to vote or
      to direct the vote (2):                                   3,217,000 shares

      (ii)  Shared power to vote or
      to direct the vote:                                             -0- shares

      (iii)  Sole power to dispose or
      to direct the disposition of:                             1,608,500 shares

      (iv)  Shared power to dispose or
      to direct the disposition of (1)(2):                      1,687,772 shares

      (1) Includes 79,272 shares with respect to which JII has purchased an option (right to acquire in January 1998) and to which JII disclaims current beneficial ownership.

      (2) Includes 1,608,500 shares with respect to which JII has sold an option (obligation to sell in January, 1998).


                                Page 4 of 5 Pages



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


ITEM 10.  CERTIFICATION.

          Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997.
                                             Jacobs Industries, Inc.



                                             By: /s/ David A. Mahler
                                             Title: CFO, Treasurer



                                Page 5 of 5 Pages